JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No 82-2963

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Jardines

Group Secretariat

26th November 2004

04046571

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of an announcement issued today by Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

dlw 12/14

[Press/JMHJLT2k41126/p.5]

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

26th November 2004
For immediate release

Jardine Lloyd Thompson Group plc
Trading Statement and Board Change

The following announcement was issued today by the Company's 32%-owned associate, Jardine Lloyd Thompson Group plc.

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

26 November 2004

JARDINE LLOYD THOMPSON GROUP plc

TRADING STATEMENT AND BOARD CHANGE

Jardine Lloyd Thompson Group plc ("JLT" or "the Group") today announces that it expects profit before tax and exceptional items for the year ended 31 December 2004 to be in the region of £92 million (£100 million before tax, exceptional items and goodwill amortisation).

The trading environment in the second half of 2004 to date has been difficult, particularly within Risk Solutions, a significant part of the Group's Risk & Insurance business. The insurance market has softened at a faster rate than had been anticipated earlier in the year. This, coupled with the full year impact of lower reinsurance revenues in the UK and USA, and the continued weakness of the US dollar, has had a significant impact on revenues within the Risk and Insurance group. The Employee Benefits business of the Group continues to trade in line with expectations. The Board anticipates paying an unchanged final dividend for the year.

The Board of JLT also announces that it has accepted the resignation of its Chief Executive, Steve McGill. Mr McGill leaves the business with immediate effect. Ken Carter, Chairman, has agreed to become Executive Chairman of the Group for a period of up to two years, by the end of which time the Group will appoint a new Chief Executive.

In addition, Geoffrey Howe, an independent Non-Executive Director, is appointed as Joint Deputy Chairman alongside Rodney Leach with immediate effect.

Ken Carter, Executive Chairman, commented:

"Although December remains an important month for revenue generation, the Board is now of the view that the Group profit before tax will be lower than current market expectations and we have therefore moved to update the market accordingly. The Board has accepted the resignation of Steve McGill and would like to thank him for his hard work and considerable achievements and wish him well for the future."

Enquiries:

JLT Group 0207 528 4955
Ken Carter
George Stuart-Clarke

Finsbury Group Ltd 0207 251 3801
Rupert Younger
Julius Duncan